UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Eton Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29772L108

(CUSIP Number)

February 4, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29772L108	13G	Page 2 of 5 pages

1	Name of Reporting Persons Peter A. Appel

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,084,329

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,084,329

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,329

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.48%

12	Type of Reporting Person IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Eton Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

21925 W. Field Parkway, Suite 235

Deer Park, Illinois

Item 2(a)	Name of Person Filing.

This statement is filed by Peter A. Appel with respect to shares of Common Stock, $0.001 par value per share (the “Shares”), of the Issuer beneficially owned thereby.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of Mr. Appel is 3505 Main Lodge Drive, Coconut Grove, FL 33133.

Item 2(c)	Citizenship.

Mr. Appel is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.

29772L108

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a: ☒

Not Applicable

Item 4	Ownership.

The percentages used herein are calculated based on 24,213,533 issued and outstanding as of November 2, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

As of the close of business on February 4, 2021:

(a) Amount beneficially owned: 1,084,329

(b) Percent of class: 4.48%

(c)(i) Sole power to vote or direct the vote: 1,084,329

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 1,084,329

(iv) Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

By:	/s/ Peter A. Appel
Name: Peter A. Appel

- 5 -